UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of November 16, 2009

Commission File Number 000-29336

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                           Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INFORMATION FILED WITH THIS REPORT

Exhibits:

99.1	News Release, Atna Resources reports third quarter 2009 results, dated November 16, 2009
99.2	Interim consolidated financial statements for the period ended September 30, 2009
99.3	Management discussion and analysis for the period ended September 30, 2009
99.4	Form 52-109F2 – Certification of interim filings - CEO
99.5	Form 52-109F2 – Certification of interim filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: November 16, 2009	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number:	Description

99.1	News Release, Atna Resources reports third quarter 2009 results, dated November 16, 2009
99.2	Interim consolidated financial statements for the period ended September 30, 2009
99.3	Management discussion and analysis for the period ended September 30, 2009
99.4	Form 52-109F2 – Certification of interim filings - CEO
99.5	Form 52-109F2 – Certification of interim filings - CFO